

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3035
18th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9805
info@jardine.com

Group Secretariat

12th March 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



02028230

SUPPL

02 APR -3 AM 8:0.

Dear Sirs

Jardine Strategic Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 12th March 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

Encl


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RNS Full Text Announcement

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Purchase of Own Securities
Released	10:52 12 Mar 2002
RNS Number	7994S

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARE REPURCHASE

Please be advised of the following repurchase by JSH of its ordinary shares in the market:-

Date of repurchase:	12th March 2002
Total number of shares repurchased:	3,000,000 shares
Price paid per share:	US$2.85

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

12th March 2002

www.jardines.com

END

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